Thomas H. Duncan Direct: 303.299.7321 Fax: 303.296.3956 duncan@ballardspahr.com

October 29, 2010

Via EDGAR

Mr. Dominic Minore Office of Disclosure and Review Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:

Stratus Fund, Inc.
Registration No. 33-37928

Dear Mr. Minore:

This letter responds to the staff’s comments on Post-Effective Amendment No. 32 to the Registration Statement of Stratus Fund, Inc. (the “Fund”) on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933 on August 27, 2010.  The comments have been restated below in italics, and the Fund’s responses follow in regular text.  References to the Prospectus below are to the prospectus for the Stratus Fund Retail Class A shares.  The changes described below have also been made to the prospectus for the Institutional Class shares, where appropriate.

Prospectus

1.    On the cover page, please identify the ticker symbol for each Portfolio as the ticker symbol.

The requested change has been made.

2.    In the Fee Table, please describe in the table the charge imposed in connection with an exchange of Portfolio shares with different sales charges as noted on page 14 of the Prospectus.

The requested change has been made.

3.     With respect to the Fee Table, either confirm that the expenses associated with a Portfolio’s investment in acquired funds are less than one basis point, or separately disclose acquired fund expenses for the Portfolio in the Fee Table.

Atlanta | Baltimore | Bethesda | Denver | Las Vegas | Los Angeles | New Jersey | Philadelphia | Phoenix | Salt Lake City | Washington, DC | Wilmington

Mr. Dominic Minore

Acquired fund expenses are less than one basis point for the Stratus Growth Portfolio.  The Fee Table for Stratus Government Securities Portfolio has been revised to reflect acquired fund expenses of two basis points.

4.

In the discussion of Principal Investment Strategies, please describe the strategies followed by the Portfolios with respect to the sale of securities.

The requested disclosure has been provided.

5.

Under the heading “Principal Investment Risks”, since the Government Securities Portfolio may invest debt securities rated within one of the four highest debt rating categories, please add disclosure with respect to risks associated with rating agencies and debt obligation ratings.

The requested disclosure has been provided.

6.

In the risk factor for “U.S. Government Agency Securities”, the fifth, sixth and eighth sentences do not describe associated risks and should be moved out of the risk factor disclosure.  Also, please add a sentence indicating that there is no assurance that the U.S. Government will provide financial support for U.S. Government Agency Securities if it is not obligated to do so by law.

The requested changes have been made.

7.

In the risk factor disclosure with respect to mortgage-backed securities, consider adding disclosure concerning the risks associated with characteristics of the underlying pool of mortgage loans.  Also, consider revising the last sentence since securities issued or guaranteed by Ginnie Mae, Fannie Mae and Freddie Mac are not registered under the Securities Act of 1933.

The requested changes have been made.

8.

Please revise the language appearing before the performance bar chart to conform to the instructions to Item 4 to Form N-1A.

The requested change has been made.

9.

If updated performance information for the Portfolio is made available by telephone or on the Fund’s website, indicate how investors may obtain that information.

The Fund does not provide updated performance information by telephone, and does not maintain a website.

Mr. Dominic Minore

10.        Revise the title for the Average Annual Total Returns table to conform to the instructions to Item 4 of Form N-1A.

The requested change has been made.

11.         In the disclosure under the heading “Investment Advisers and Portfolio Management”, please indicate when Mr. Portz and Mr. Sailer first became responsible for management of the Portfolios.

The requested disclosure has been provided.

12.      Add the disclosure required by Item 8 of Form N-1A regarding payments made to intermediaries, or confirm that the Fund does not make such payments to intermediaries.

The Fund does not make payments to intermediaries as described in Item 8 of Form N-1A.

13.     Please delete footnote (1) to the Annual Fund Operating Expenses table, since that disclosure is neither permitted nor required in the Summary of Form N-1A.  Also, conform the line items in the Annual Fund Operating Expenses table to those provided in Item 4 of Form N-1A.

The requested changes have been made.

14.        Please indicate whether the principal investment strategies for the Growth Portfolio include investments in stocks issued by foreign or emerging market issuers, and the percentage of the Portfolio’s assets that may be invested in those securities.

Investing in foreign securities is not a principal investment strategy for the Stratus Growth Portfolio. However, from time to time, the Growth Portfolio may invest in foreign companies whose shares trade on a domestic exchange as American Depository Receipts.  Disclosure regarding such investments has been added to the Prospectus under the heading “More Information About Investment Objectives and Strategies – Growth Portfolio – Implementation of Investment Objective.”

15.       Under the heading “Each Portfolios Other Investments”, please add language in the first paragraph to distinguish between principal investments and strategies and non-principal investments and strategies.

The requested changes have been made.

16.        Under the heading “Shareholder Information – Buying Shares”, in the second paragraph indicate that orders accepted on a business day will be priced at net asset value next determined.

The requested change has been made.

Mr. Dominic Minore

17.

Under the headings “Limitations on Frequent Purchases, Redemptions and Exchanges”, in the first paragraph clarify that there is no limit on the ability of investors to redeem their shares.

The requested change has been made.

18.

In the Financial Highlights tables, please confirm that the “net assets, end of period” are reported in dollars, and not in thousands of dollars.

The net assets for the Retail Class A shares are reported in dollars.

Statement of Additional Information

1.

Under the heading “Additional Information About the Portfolios’ Investment Objectives, Policies and Risks – Special Investment Methods and Related Risks”, in the first paragraph delete the language suggesting that the Fund has more than two investment portfolios.

The requested change has been made.

2.

Under that same heading, add disclosure describing securities lending transactions, repurchase agreements and reverse repurchase agreements used by the Portfolios and the risks related to those transactions.

The Portfolios do not engage in securities lending activities or in reverse repurchase transactions.  While the Portfolios have not historically entered into repurchase agreements, market conditions may develop whereby the manager determines that repurchase agreements present an attractive alternative to other cash equivalent instruments.  Disclosure concerning repurchase agreements and related risks appears under the heading “Additional Information About The Portfolios’ Investment Objectives, Policies and Risks – Special Investment Methods and Related Risks” in the statement of additional information.

3.

Under the heading “Investment Limitations”, the ninth paragraph indicates that loans may be made to other persons in amounts up to 10 percent of a Portfolio’s total assets through repurchase agreements maturing in not more than 7 days.  Please indicate any limitations on repurchase agreements maturing in more than 7 days.

The Portfolios are only permitted to make loans through repurchase agreements maturing in not more than 7 days.  Repurchase agreement maturing in more than 7 days are not permitted.

In connection with its response to the foregoing comments, the Fund hereby acknowledges:

•

The Fund is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

Mr. Dominic Minore

•

Staff comments or changes to disclosure in response to staff comments in filings reviewed by the staff do not foreclose the SEC from taking any action in connection with the filings; and

•

The Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the Federal securities laws of the United States.

Please let me know if the foregoing is responsive to your comments, or if you with to discuss further any of the comments or our responses.  We appreciate your assistance in connection with this review.

Yours truly,

  /s/ Thomas H. Duncan

Thomas H. Duncan

THD/rjm